Axos Q3 Fiscal 2023 Earnings Supplement

April 27, 2023   NYSE: AX



Loan Growth by Category for Third Quarter Ended March 31, 2023



$ millions

		Q3 FY23	Q2 FY23	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,925	$3,845	$80
	SF Warehouse Lending	162	144	18
Multifamily & Commercial Mortgage	Multifamily	2,245	2,175	70
	Small Balance Commercial	838	875	(37)
Commercial Real Estate	CRE Specialty	4,952	4,981	(29)
	Lender Finance RE	842	781	61
Commercial & Industrial Non-RE	Lender Finance Non-RE	1,598	1,391	207
	Equipment Leasing	121	125	(4)
	Asset-Based Lending	736	693	43
Auto & Consumer	Auto	518	555	(37)
	Unsecured / OD	77	77	-
Other		6	7	(1)
		$16,020	$15,649	$371

Loans

CRE Specialty Detail as of March 31, 2023

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Performing Loans (mm)
Multifamily	$1,535	44%	$0
SFR	1,120	41	15
Hotel	775	41	0
Office	673	37	0
Industrial	325	46	0
Retail	255	42	0
Other	269	41	0
Total	**$4,952**	**42%**	**$15**



LTV Distribution

- ■ <=50%
- ■ > 50% to 60%
- ■ >60% to 65%
- ■ > 65%

Interest Rate Components of Loan & Lease Portfolio
At March 31, 2023



Mix of Loan Repricing Types



Variable 57%
Fixed 7%
Hybrid 36%

Fixed/Hybrid Years to Maturity / Repricing*



Years	1/2	1	2	3	5	10	20	>20
$M	198	839	1,937	2,907	5,627	6,755	6,767	6,825
	3%	12%	29%	43%	83%	99%	100%	100%

*Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at March 31, 2023, 43% will reprice within 3 years and 83% will reprice within 5 years

Diversified Deposit Gathering

- Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- Fiduciary services for trustees
- 1031 exchange firms
- Title and escrow companies
- HOA and property management



Fiduciary Services $1.1 B
Consumer Direct $7.8 B
Specialty Deposits $1.2 B
Diversified Deposit Gathering Business Lines
Distribution Partners $0.7 B
Axos Securities $1.2 B
Small Business Banking $0.3 B
Commercial / Treasury Management $4.4 B

- White-label banking

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

* Deposit balances as of 3/31/23.

4

Axos Advisor Services (AAS) Cash Sorting





AAS Assets Under Custody (AUC) and Cash Ending Balances

Legend: Assets Under Custody | Cash | Cash as % of AUC

Period	AUC	Cash	Cash as % of AUC
2018	$17.6	$1.4	7.8%
2019	$19.9	$1.1	5.7%
2020	$19.4	$1.3	6.5%
2021	$26.0	$1.5	5.6%
Q1 2022*	$24.7	$1.3	5.1%
Q2 2022	$26.3	$1.4	5.5%
Q3 2022	$25.1	$2.1	8.4%
Q4 2022	$22.4	$2.7	11.9%
Q1 2023	$21.6	$2.6	11.9%
Q2 2023	$22.5	$1.7	7.4%
Q3 2023	$23.1	$1.3	5.6%
Average	$22.6	$1.7	7.4%

*EAS acquisition closed August 2, 2021

5

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



Allowance for Credit Losses (ACL) by Loan Category as of March 31, 2023

axos™

$ millions

Loans		Loan Balance	ACL $	ACL %
	Single Family - Mortgage and Warehouse	$4,087.5	$18.5	0.45%
	Multifamily & Commercial Mortgage	3,082.8	14.3	0.46%
	Commercial Real Estate	5,794.3	68.4	1.18%
	Commercial & Industrial Non-RE	2,454.8	46.7	1.90%
	Auto & Consumer	594.6	13.4	2.25%
	Other	6.3	0.0	0.24%
		$16,020.3	$161.3	1.01%

Credit Quality ($ millions)

Non-performing Loans Consistent with Prior Quarter

12/31/2022	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$3,989.0	$39.0	0.98%
Multifamily and Commercial Mortgage	3,050.1	35.3	1.16
Commercial Real Estate	5,762.1	14.9	0.26
Commercial & Industrial - Non-RE	2,208.9	3.0	0.14
Auto & Consumer	632.2	1.4	0.22
Other	7.2	1.4	19.44
Total	$15,649.5	$95.0	0.61%

3/31/2023	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,087.5	$36.2	0.89%
Multifamily and Commercial Mortgage	3,082.8	37.4	1.21
Commercial Real Estate	5,794.3	14.9	0.26
Commercial & Industrial - Non-RE	2,454.8	2.9	0.12
Auto & Consumer	594.6	2.0	0.34
Other	6.3	2.5	39.68
Total	$16,020.3	$95.9	0.60%

Change at 3/31/23 from 12/31/22	Loans O/S	NPLs	
Single Family-Mortgage & Warehouse	$98.5	($2.8)	
Multifamily and Commercial Mortgage	32.7	2.1	
Commercial Real Estate	32.2	-	
Commercial & Industrial - Non-RE	245.9	(0.1)	
Auto & Consumer	(37.6)	0.6	
Other	(0.9)	1.1	
Total	$370.8	$0.9	

AXOS FINANCIAL, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Selected Balance Sheet Data:					
Total assets	$ 19,782,481	$ 18,741,035	$ 18,407,078	$ 17,401,165	$ 16,080,950
Loans—net of allowance for credit losses	15,836,255	15,473,212	15,211,573	14,091,061	13,093,603
Loans held for sale, carried at fair value	7,920	4,292	9,463	4,973	19,611
Loans held for sale, lower of cost or fair value	303	455	10,476	10,938	11,182
Allowance for credit losses - loans	161,293	157,218	155,472	148,617	143,372
Securities—trading	400	372	75	1,758	366
Securities—available-for-sale	279,612	248,062	257,634	262,518	229,510
Securities borrowed	87,293	58,846	87,622	338,980	274,644
Customer, broker-dealer and clearing receivables	323,359	272,579	410,842	417,417	510,561
Total deposits	16,738,869	15,690,494	15,176,631	13,946,422	12,733,002
Advances from the FHLB	90,000	100,000	112,500	117,500	152,500
Borrowings, subordinated notes and debentures	334,330	334,077	425,818	445,244	381,682
Securities loaned	114,613	156,008	206,889	474,400	447,748
Customer, broker-dealer and clearing payables	406,092	420,947	500,584	511,654	543,905
Total stockholders' equity	1,844,104	1,787,559	1,700,972	1,642,973	1,585,585
Capital Ratios:					
Equity to assets at end of period	9.32 %	9.54 %	9.24 %	9.44 %	9.86 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	9.29 %	9.06 %	8.98 %	9.25 %	9.43 %
Common equity tier 1 capital (to risk-weighted assets)	10.71 %	10.55 %	9.97 %	9.86 %	10.23 %
Tier 1 capital (to risk-weighted assets)	10.71 %	10.55 %	9.97 %	9.86 %	10.23 %
Total capital (to risk-weighted assets)	13.63 %	13.49 %	12.90 %	12.73 %	13.30 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	10.17 %	10.05 %	10.30 %	10.65 %	10.51 %
Common equity tier 1 capital (to risk-weighted assets)	11.55 %	11.28 %	10.87 %	11.24 %	11.43 %
Tier 1 capital (to risk-weighted assets)	11.55 %	11.28 %	10.87 %	11.24 %	11.43 %
Total capital (to risk-weighted assets)	12.40 %	12.13 %	11.71 %	12.01 %	12.24 %
Axos Clearing LLC:					
Net capital	$ 79,459	$ 60,334	$ 49,183	$ 38,915	$ 39,109
Excess capital	$ 74,377	$ 55,977	$ 42,324	$ 32,665	$ 31,612
Net capital as a percentage of aggregate debit items	31.27 %	27.69 %	14.34 %	12.45 %	10.43 %
Net capital in excess of 5% aggregate debit items	$ 66,755	$ 49,441	$ 32,035	$ 23,290	$ 20,369

AXOS FINANCIAL, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands, except per share data)

		At or for the Three Months Ended								
		March 31, 2023		December 31, 2022		September 30, 2022		June 30, 2022		March 31, 2022
Selected Income Statement Data:										
Interest and dividend income	$	307,334	$	279,588	$	223,786	$	184,161	$	160,181
Interest expense		108,352		79,678		43,311		18,751		10,643
Net interest income		198,982		199,910		180,475		165,410		149,538
Provision for credit losses		5,500		3,500		8,750		6,000		4,500
Net interest income after provision for credit losses		193,482		196,410		171,725		159,410		145,038
Non-interest income		32,246		28,329		27,208		27,100		28,774
Non-interest expense		111,044		107,528		116,087		104,793		86,819
Income before income tax expense		114,684		117,211		82,846		81,717		86,993
Income tax expense		34,834		35,659		24,439		23,821		25,170
Net income	$	79,850	$	81,552	$	58,407	$	57,896	$	61,823
Per Common Share Data:										
Net income:										
Basic	$	1.33	$	1.36	$	0.98	$	0.97	$	1.04
Diluted	$	1.32	$	1.35	$	0.97	$	0.96	$	1.02
Adjusted earnings per common share (Non-GAAP)[1]	$	1.35	$	1.38	$	1.18	$	1.12	$	1.05
Book value per common share	$	31.07	$	29.79	$	28.35	$	27.48	$	26.58
Tangible book value per common share (Non-GAAP)[1]	$	28.03	$	26.74	$	25.24	$	24.45	$	23.51
Weighted average number of common shares outstanding:										
Basic		59,930,634		59,999,573		59,854,584		59,665,041		59,542,128
Diluted		60,627,400		60,514,635		60,486,394		60,508,304		60,611,959
Common shares outstanding at end of period		59,355,124		60,000,079		59,998,673		59,777,949		59,662,795
Common shares issued at end of period		69,340,533		69,153,591		69,151,152		68,859,722		68,617,410
Performance Ratios and Other Data:										
Loan originations for investment	$	1,735,651	$	2,013,576	$	2,486,224	$	3,152,064	$	2,363,599
Loan originations for sale	$	45,200	$	43,227	$	70,073	$	86,873	$	166,327
Return on average assets		1.71 %		1.77 %		1.32 %		1.40 %		1.59 %
Return on average common stockholders' equity		17.42 %		18.71 %		13.91 %		14.13 %		15.89 %
Interest rate spread[2]		3.46 %		3.64 %		3.66 %		3.86 %		3.84 %
Net interest margin[3]		4.42 %		4.49 %		4.26 %		4.19 %		4.02 %
Net interest margin[3] – Banking Business Segment		4.50 %		4.65 %		4.50 %		4.45 %		4.21 %
Efficiency ratio[4]		48.02 %		47.11 %		55.90 %		54.44 %		51.26 %
Efficiency ratio[4] – Banking Business Segment		47.48 %		46.05 %		52.93 %		46.69 %		39.79 %
Asset Quality Ratios:										
Net annualized charge-offs to average loans		0.04 %		0.05 %		0.05 %		0.02 %		0.05 %
Non-performing loans and leases to total loans		0.60 %		0.61 %		0.78 %		0.83 %		1.05 %
Non-performing assets to total assets		0.51 %		0.54 %		0.68 %		0.68 %		0.87 %
Allowance for credit losses - loans to total loans held for investment		1.01 %		1.00 %		1.01 %		1.04 %		1.08 %
Allowance for credit losses - loans to non-performing loans		168.12 %		165.51 %		129.04 %		125.74 %		103.33 %

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.
[3] Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.
[4] Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.

Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest compatible GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)		March 31, 2023		December 31, 2022		September 30, 2022		June 30, 2022		March 31, 2022
Net income	$	79,850	$	81,552	$	58,407	$	57,896	$	61,823
Acquisition-related costs		2,846		2,590		2,734		2,745		2,803
Other costs[1]		—		—		16,000		10,975		—
Income taxes		(864)		(788)		(5,526)		(4,000)		(811)
Adjusted earnings (non-GAAP)	$	81,832	$	83,354	$	71,615	$	67,616	$	63,815
Adjusted EPS (Non-GAAP)	$	1.35	$	1.38	$	1.18	$	1.12	$	1.05

[1] Other costs for the three months ended September 30, 2022 reflect an accrual in the first quarter of 2023 as a result of an adverse legal judgement that has not been finalized. Other costs for the three months ended June 30, 2022 reflect a charge due largely to a one-time resolution of a contractual claim.

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus mortgage servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest compatible GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)		March 31, 2023		December 30, 2022		September 30, 2022		June 30, 2022		March 31, 2022
Common stockholders' equity	$	1,844,104	$	1,787,559	$	1,700,972	$	1,642,973	$	1,585,585
Less: mortgage servicing rights, carried at fair value		25,396		25,526		26,373		25,213		23,519
Less: goodwill and other intangible assets		154,928		157,585		160,429		156,405		159,150
Tangible common stockholders' equity (Non-GAAP)	$	1,663,780	$	1,604,448	$	1,514,170	$	1,461,355	$	1,402,916
Common shares outstanding at end of period		59,355,124		60,000,079		59,998,673		59,777,949		59,662,795
Tangible book value per common share (Non-GAAP)	$	28.03	$	26.74	$	25.24	$	24.45	$	23.51

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com